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5/30/13

[redacted]

SECURI 13025199 ION

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SEC
Mail Processing
Section

MAY 30 2013

Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53291

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIDGEWAY & CONGER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2123 MAIN STREET
(No. and Street)

NEW WOODSTOCK (City) NY (State) 13122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEIGH GARBER (315) 662-7450 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17 (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD
cell/4

OATH OR AFFIRMATION

I, LEIGH GARBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RIDGEWAY & CONGER, INC., as of MARCH 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTY LYNNE SPRINGER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SP6190946
Qualified in ~~Albany~~ County
My Commission Expires August 04, ~~2012~~ 2016

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

LEIGH GARBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RIDGEWAY & CONGER, INC., as MARCH 31, 20 13, are true and correct. I further swear (or affirm) that ... interest in any account classified solely as that of a customer, except as follows:

Signature
PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):
☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☑ (m) A copy of the SIPC Supplemental Report.

RIDGEWAY & CONGER, INC.

FINANCIAL STATEMENTS

MARCH 31, 2013

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

Independent Auditor's Report

To the Board of Directors
Ridgeway & Conger, Inc.
New Woodstock, NY

I have audited the accompanying statement of financial condition of Ridgeway & Conger, Inc., (the Company) as of March 31, 2013, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 of the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion
In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgeway & Conger, Inc. as of March 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards general accepted in the United States of America. In my opinion, the information in Schedules I, II, III and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
May 29, 2013

RIDGEWAY CONGER, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2013

ASSETS

Cash and cash equivalents	$ 487,985
Deposits with clearing organizations	50,083
Receivable from mutual funds and clearing organization	25,116
Receivable from noncustomers	18,749
Due from affiliates	3,361
Investments in affiliates	349,343
Marketable securities, at fair value	1,157
Furniture, equipment,leasehold improvements and land, at cost less, accumulated depreciation of $128,139	90,526
Prepaid expenses and other assets	92,785
Total Assets	$ 1,119,105

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 99,220
Bank loans payable	60,516
Income taxes payable	30,134
Total Liabilities	189,870
Stockholder's Equity	
Common stock, no par value, shares authorized 200; 100 issued and outstanding shares	60,000
Additional paid-in-capital	782,200
Retained earnings	87,035
Total Stockholder's Equity	929,235
Total Stockholder's Equity and Liabilities	$ 1,119,105

The accompanying notes are an integral part of these financial statements.

RIDGEWAY CONGER, INC.

STATEMENT OF INCOME(LOSS)

FOR THE YEAR ENDED MARCH 31, 2013

Revenues:	
Commissions	$ 3,773,045
Fee income	1,793,647
Interest and dividends	3,438
Other income	230,292
Net investment profit	2,644,472
	8,444,894
Expenses:	
Employee compensation and benefits	6,747,370
Communications and clearing costs	464,645
Occupancy	59,730
Taxes, other than income taxes	100,519
Other expenses	1,158,735
	8,530,999
Income (Loss) Before Income Taxes	(86,105)
Provision for Income Taxes	4,095
Net Income (Loss)	$ (90,200)

The accompanying notes are an integral part of these financial statements.

RIDGEWAY CONGER, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED MARCH 31, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at beginning of the year	$ 60,000	$ 744,200	$ 242,206	$ 1,046,406
Net Income (Loss)			(90,200)	(90,200)
Dividends distributed			(64,970)	(64,970)
Capital contributions		38,000		38,000
Balance at end of the year	$ 60,000	$ 782,200	$ 87,036	$ 929,236

The accompanying notes are an integral part of these financial statements.

RIDGEWAY CONGER, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2013

Cash flows from operating activities:		
Net income (loss)		$ (90,200)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation	$ 23,990	
Unrealized gain on marketable securities	(252)	
(Increase) decrease in operating assets:		
Decrease in receivable from mutual funds and clearing organization	54,677	
Decrease in due from affiliates	17,302	
Increase in deposits with clearing organizations	(2)	
Increase in prepaid expenses and other assets	(8,060)	
Increase (decrease) in operating liabilites:		
Increase in bank loans payable	34,483	
Increase in accounts payable, accrued expenses	50,094	
Decrease in income taxes payable	(11,300)	
Total adjustments		160,932
Net cash provided (used) by operating activities		70,732
Cash flows from investing activities		
Capital contributions		38,000
Dividends distributed		(64,970)
Investments in affiliates		(67,202)
Purchase of furniture, equipment,leasehold improvements & land		(1,770)
Net cash provided (used) by investing activities		(95,942)
Cash flows from financing activities		
Payments on bank loan	-	
Advances from bank loan	2,438	2,438
Net decrease in cash		(22,772)
Cash at beginning of the year		510,757
Cash at end of the year		$ 487,985

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest payments	$ -
Income tax payments	$ -

The accompanying notes are an integral part of these financial statements.

RIDGEWAY & CONGER, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2013

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was incorporated in New York on February 1, 2001. It serves as a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Fixed Assets

Furniture, equipment and leasehold improvements are recorded at cost. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes over their estimated useful lives ranging from 5 to 39 years. Depreciation expense for 2013 is $23,990.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is not a market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Compensated Absences

Employees of the Company are entitled to paid vacation, sick and personal days depending on job classification, length of service, and other factors. Future compensation is prorated based upon employment for the upcoming year. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Clearing Agreements
All company customer transactions are cleared on a fully disclosed basis through independent broker/dealers. The clients pay these broker/dealers various charges and fees for the clearing services provided. All customer related balances are carried on the books of the clearing agents.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all money markets and highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Management's Review for Subsequent Events
Management had evaluated subsequent events through May 29, 2013, the date which the financial statements were available to be issued.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $374,471 at March 31, 2013, which exceeded required net capital of $100,000 by $274,471. The ratio of aggregate indebtedness to net capital at March 31, 2013 was 50.7%.

NOTE 3- TAXES ON INCOME

Taxes on income consist of the following:

	Federal	State	Total
Current	$ 0	$ 4,095	$ 4,095
Deferred	0	0	0
	$ 0	$ 4,095	$ 4,095

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets are recorded to reflect deductible temporary differences and operating loss carryforwards while deferred tax liabilities are recorded to reflect taxable temporary differences.
The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of April 1, 2010. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits as of March 31, 2013.

NOTE 4- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, COR Clearing Corporation (COR), the clearing broker/dealer, extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. The Company is responsible for the failure of a customer to comply with the terms of its margin agreement with COR. The Company is also responsible for monitoring required margin levels and collecting additional margin deposits when necessary to comply with regulatory and COR's internal margin requirements.

NOTE 5- RELATED PARTY TRANSACTIONS

The Company leases office facilities from its owner on a month-to-month basis at $12,000 per month. Part of the lease is paid by the company's wholly owned subsidiary Ridgeway & Conger Advisory Services and is used to offset the rental expense for the company. Ridgeway & Conger Advisory Services paid $92,000 to the company during the year ended March 31, 2013. Rent expense was $20,263 for the year ended March 31, 2013.

NOTE 6- CASH DEPOSITED WITH CLEARING ORGANIZATION

The Company is required by COR to maintain an escrow account in the amount of $25,000. If the agreement between the Company an COR is terminated for any reason, COR may deduct from the escrow account any amounts the Company owes COR due to failure to meet any of its obligations under the agreement.

NOTE 7 - BANK LOANS PAYABLE

The Company has line of credit open with its bank. The balance as of March 31, 2013 was $25,000 with an interest rate of 5.75%.

The Company has a cash reserve account to cover any overdrafts in its checking account. The company had $35,516 of overdrafts as of March 31, 2013.

NOTE 8- COMMITMENTS AND CONTINGENCIES

The Company is also involved in a FINRA arbitration case as of March 31, 2013. The case seeks damages in the amount of $100,000 for excessive commissions. The management denies the allegations and intends to vigorously defend itself if the matter is not resolved through mediation.

This case is in the early stages of arbitration and no date for mediation has been set, therefore the ultimate outcome cannot presently be determined. However, in management's opinion, the likelihood of a material adverse outcome is remote. Accordingly, adjustments, if any that might result from the resolution of this matter have not been reflected in the financial statements.

RIDGEWAY & CONGER, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED MARCH 31, 2013

RIDGEWAY CONGER, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

MARCH 31, 2013

Total ownership equity from statement of financial condition	$ 929,235
Total nonallowable assets from statement of financial condition	(554,764)
Net capital before haircuts on securities positions	374,471
Haircuts on securities	-
Net capital	$ 374,471
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 189,870
Total aggregate indebtedness	$ 189,870
Percentage of aggregate indebtedness to net capital	50.7%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 12,658
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 274,471

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

RIDGEWAY & CONGER, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

MARCH 31, 2013

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

RIDGEWAY & CONGER, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

MARCH 31, 2013

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

RIDGEWAY & CONGER, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2013

Ridgeway & Conger, Inc., is exempt from the reserve requirements of Rule 15c3-3 (k) (2) (ii) as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC Sec. 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
Ridgeway & Conger, Inc.

In planning and performing my audit of the financial statements of Ridgeway & Conger, Inc. (the Company), as of and for the year ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for information and use of the Partners, management, the SEC, The Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
May 29, 2013

RIDGEWAY & CONGER, INC.

SUPPLEMENTAL SIPC REPORT

MARCH 31, 2013

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

Board of Directors
Ridgeway & Conger, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended March 31, 2013, which were agreed to by Ridgeway & Conger, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Ridgeway & Conger, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ridgeway & Conger, Inc.'s management is responsible for the Ridgeway & Conger, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries, noting no differences;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2013 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2013, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

May 29, 2013

RIDGEWAY & CONGER, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED MARCH 31, 2013

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		**$15,715**
Less Payments Made:		
Date Paid	**Amount**	
12-14-12	**$ 7,022**	
		(7,022)
Interest on late payment(s)		
Total Assessment Balance and Interest Due		**$8,693**
Payment made with Form SIPC 7		**$8,693**

See Accountant's Report

RIDGEWAY & CONGER, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED MARCH 31, 2013

Total revenue	**$ 8,444,894**
Additions:	
Various (list)	
Total additions	**$ 0**
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	1,793,647
Revenues from commodity transactions	**0**
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	327,943
Net gain from securities in investment accounts	**0**
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	**0**
Direct expenses of printing advertising and legal fees incurred in Connection with other revenue related to the securities business	**0**
Other	37,329
Total deductions	**$2,158,919**
SIPC NET OPERATING REVENUES	**$6,285,975**
GENERAL ASSESSMENT @ .0025	**$ 15,715**

See Accountant's Report